Exhibit 99.3

CONSENT OF PIPER SANDLER & CO.

We hereby consent to the inclusion of our opinion letter, dated July 1, 2022, addressed to the Board of Directors of Syros Pharmaceuticals, Inc. (the “Company”), included as Annex B to the proxy statement/prospectus contained in that certain registration statement of the Company, on Form S-4 (the “Registration Statement”) relating to the proposed agreement and plan of merger involving the Company and Tyme Technologies, Inc., and references made to our opinion in the Registration Statement. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, nor do we admit that we are “experts” for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

/s/ Piper Sandler & Co.

Minneapolis, Minnesota

July 18, 2022